--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

                         SEDA SPECIALTY PACKAGING CORP.
                           (NAME OF SUBJECT COMPANY)

                         SEDA SPECIALTY PACKAGING CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   81517R106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ---------------

                           SHAHROKH "SHAWN" SEDAGHAT
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         SEDA SPECIALTY PACKAGING CORP.
                         2501 WEST ROSECRANS BOULEVARD
                           LOS ANGELES, CA 90059-3510
                                 (310) 635-4444
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                ---------------

                                   COPIES TO:

         BRIAN HOFFMANN                     PAUL T. TOSETTI                      LEIB ORLANSKI
     MCDERMOTT, WILL & EMERY              MICHAEL W. STURROCK              FRESHMAN, MARANTZ, ORLANSKI,
      50 ROCKEFELLER PLAZA                  LATHAM & WATKINS                      COOPER & KLEIN
  NEW YORK, NEW YORK 10020-1605    633 WEST FIFTH STREET, SUITE 4000         9100 WILSHIRE BOULEVARD
         (212) 547-5400            LOS ANGELES, CALIFORNIA 90071-2007   BEVERLY HILLS, CALIFORNIA 90212-3480
                                             (213) 485-1234                     (310) 273-1870

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is SEDA Specialty Packaging Corp., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 2501 West Rosecrans Boulevard, Los Angeles, California 90059-3510. The title of the class of equity securities to which this statement relates is the Common Stock of the Company, $0.001 par value per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

  This statement relates to the cash tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated June 23, 1997 (the "Schedule 14D-1"), of Seawolf Acquisition Corporation ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of CCL Industries Inc., a Canadian corporation ("Parent"), to purchase all of the outstanding Shares at a price of $29.00 per Share, net to the seller in cash without interest (the "Offer Price"), subject to certain conditions set forth therein. The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger and Reorganization, dated as of June 16, 1997 (the "Merger Agreement"), among the Company, Parent and Purchaser, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference. Subject to certain terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger") as soon as practicable after the expiration of the Offer with the Company as the corporation surviving the Merger (the "Surviving Corporation"). The Schedule 14D-1 states that the address of the principal executive offices of Parent and Purchaser is 105 Gordon Baker Road, Willowdale, Ontario, Canada M2H 3P8. A copy of the press release issued by the Company and Parent on June 17, 1997, is filed as Exhibit 2 hereto and incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

  (b) Except as described or referred to below, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) the executive officers, directors or affiliates of Parent or Purchaser.

ARRANGEMENTS WITH DIRECTORS, EXECUTIVE OFFICERS, OR AFFILIATES OF THE COMPANY

  Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates, including a description of the Company's employment and severance arrangements with its executive officers, are described in the Company's Information Statement in sections entitled "BOARD OF DIRECTORS--Directors Compensation" and "CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS" and "EXECUTIVE OFFICER COMPENSATION." The Information Statement is attached hereto as Annex A and incorporated herein by reference.

  In connection with the transactions contemplated by the Merger, the following agreements were entered into: the Merger Agreement; the Letter Agreement, dated June 16, 1997, by and among Parent, Purchaser and the persons listed on Schedule A thereto (the "Tender Agreement"); the Memorandum of Agreement, dated June 16, 1997, by and among Shahrokh Sedaghat (the "Executive"), Parent and the Company (the "Sedaghat Employment Agreement"); the Option Agreement dated as of June 16, 1997, by and between the Executive and Parent (the "Rollover Option Agreement") and the Incentive Option Agreement, dated as of June 16, 1997, by and between the Executive and Parent (the "Incentive Option Agreement" and, together with the Rollover Option Agreement, the "Option Agreements"); the Non-Competition Agreement, dated June 16, 1997, by and between Shapour Sedaghat and the Company (the "Non-Competition Agreement"); and the Qualification and Listing of Shares Agreement, dated June 16, 1997, between Parent and the Executive (the "Qualification and Listing of Shares Agreement") (collectively, the "Agreements").

  A summary of each of the Agreements follows. These summaries are qualified in their entirety by reference to the complete text of the Agreements, which are filed and incorporated herein by reference.

MERGER AGREEMENT

  The Offer is being made pursuant to the Merger Agreement, which is filed as
Exhibit 1 hereto. The Merger Agreement provides that without the prior written consent of the Company, Purchaser will not (and Parent will not cause Purchaser to): (i) decrease the Offer Price, or change the form of consideration therefor, or decrease the number of Shares sought pursuant to the Offer; (ii) change the conditions set forth in Annex A to the Merger Agreement (the "Conditions"); (iii) impose additional conditions to the Offer;
(iv) waive the condition that there shall be validly tendered, and not withdrawn prior to the time the Offer expires, a number of Shares which, together with all Shares owned by Parent, Purchaser and their respective Affiliates (as defined in Section 10.9 of the Merger Agreement) constitutes a majority of the Shares outstanding on a fully diluted basis on the date of purchase; (v) amend any term of the Offer in any manner adverse to holders of Shares; or (vi) extend the expiration date of the Offer (the "Expiration Date"); provided, however, that the Expiration Date may be extended from time to time at the sole discretion of Purchaser: (x) in order to comply with any provision of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), and the rules and regulations thereunder, or to otherwise comply with law, for the minimum period of time reasonably necessary to so comply; and (y) if any of the Conditions are not satisfied, for the minimum period of time reasonably necessary to satisfy the Conditions, but in either case, the Expiration Date will not be extended beyond September 2, 1997.

  The Merger Agreement provides that, if Purchaser purchases the Shares pursuant to the Offer, Purchaser will be merged with and into the Company as soon as practicable after the satisfaction or waiver of certain conditions. The Merger will be effective upon the filing of a certificate of merger with the Secretary of State of Delaware pursuant to the General Corporation Law of the State of Delaware (the "DGCL") (the "Effective Time"). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than: (i) Shares owned by Purchaser or any Affiliate of Purchaser;
(ii) the 517,713 Shares (the "Remaining Shares") held by the Executive which will be acquired by Purchaser pursuant to an option (the "Stockholder Option"), if the Stockholder Option has not been exercised; (iii) Shares held in the treasury of the Company; and (iv) Shares held by stockholders who have perfected appraisal rights pursuant to the DGCL, will, by virtue of the Merger, and without any action on the part of the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to $29 per Share, or such greater amount which may be paid pursuant to the Offer as it may be amended (the "Merger Consideration"). All such Shares, by virtue of the Merger and without any action on the part of the holders thereof, will no longer be outstanding, will be cancelled and retired and will cease to exist, and each holder of a certificate representing any such Shares will thereafter cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration in cash for such Shares upon the surrender of such certificates.

  At the Effective Time, each Remaining Share held by the Executive immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the Executive be converted into:
(i) 0.0001931572126 shares of Class A participating exchangeable common stock of the Surviving Corporation ("Participating Exchangeable Stock"), aggregating 100 shares of Participating Exchangeable Stock for all Remaining Shares, having the rights and preferences as described in Exhibit 5.1(b)(i) to the Merger Agreement; and (ii) the right to receive, on the following terms, (x) if, and only if, EBITDA (as defined in Exhibit 5.1(c) to the Merger Agreement) of the Surviving Corporation for the fiscal year ended December 31, 1997, is at least $20,000,000, $3.051882993; and (y) if, and only if, EBITDA of the Surviving Corporation for the fiscal year ended December 31, 1998, is at least equal to the greater of $24,000,000 or 120% of the EBITDA of the Surviving Corporation for the fiscal year ended December 31, 1997, $3.051882993; and (z) if, and only if, the Executive was not entitled to receive the payment described in subclause (x) above, and the aggregate EBITDA of the Surviving Corporation for the two fiscal years ended December 31, 1998, is at least $44,000,000, $3.051882993; provided, however, that in no event will the Executive be entitled to receive more than $6.103765986 per Remaining Share pursuant to subclauses (x), (y), and (z) (the "Top Up Amount" and, together with the Participating Exchangeable Stock, the "Shareholder Merger Consideration"). All such Remaining Shares, by virtue of the Merger and without any action on the part of the Executive, will no longer be outstanding, will be cancelled and retired and will cease to exist, and the Executive will thereafter cease to have any rights with respect to such Remaining Shares, except the right to receive the Shareholder Merger

Consideration for such Remaining Shares upon the surrender of certificates representing any Remaining Shares in accordance with Section 5.2 of the Merger Agreement. Amounts payable pursuant to clause (ii) above will bear simple interest from the date of the Merger Agreement to the date of payment at the rate per annum equal to the rate per annum quoted or published by Harris Trust and Savings Bank as its prime rate, as the same varies from time to time. The rate of interest applicable to amounts payable pursuant to clause (ii) will vary with each change in such prime rate.

  The Participating Exchangeable Stock will rank pari passu with the common stock of Purchaser with respect to the payment of dividends and, unless the holder of such shares elects to receive the Liquidation Amount (as defined below), the distribution of property or assets in the event of liquidation, dissolution or winding up of Purchaser, whether voluntary or involuntary, or any other distribution of the property or assets of Purchaser among its stockholders for the purpose of winding up its affairs. Except (a) as required by applicable law, (b) for certain mergers, consolidations or similar transactions in which Purchaser does not survive and (c) for additions, changes, modifications or removals affecting the rights, privileges, restrictions and conditions attaching to the Participating Exchangeable Stock, the Participating Exchangeable Stock is not entitled to vote on matters submitted to the stockholders. After (i) the third anniversary of the issuance of the Participating Exchangeable Stock, or (ii) the termination of the Executive's employment under certain circumstances, the Executive's death, or a Change of Control (as defined in Exhibit 3.1 to the Merger Agreement), a holder of Participating Exchangeable Stock will be entitled to require Purchaser to redeem the Participating Exchangeable Stock registered in the name of such holder for an amount per share equal to (A) the U.S. Dollar equivalent of the current market price of the Specified Number (as defined below) of the Class B non-voting shares of Parent (the "Class B Shares") for each share of Participating Exchangeable Stock, plus (B) an additional amount equivalent to the amount by which declared and unpaid dividends on one share of Participating Exchangeable Stock exceed the declared and unpaid dividends on the Specified Number of the Class B Shares (collectively, the "Redemption Price"). The portion of the Redemption Price described in clause (A) shall be paid by delivering to such holder the Specified Number of the Class B Shares for each share of Participating Exchangeable Stock redeemed. A holder of each share of Participating Exchangeable Stock is entitled to receive on each dividend payment date of Parent an amount in cash, stock or other property equivalent to the dividend paid on the Specified Number of Class B Shares. The Specified Number is 10,000 shares, subject to certain anti-dilution adjustments. The Liquidation Amount is equal to the then current Redemption Price.

  At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time and: (i) owned by Purchaser or any Affiliate of Purchaser; and (ii) each Share issued and held in the Company's treasury immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, will no longer be outstanding, will be cancelled and retired without payment of any consideration therefor and will cease to exist and each holder of a certificate representing any such Shares will thereafter cease to have any rights with respect to such Shares. Each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of capital stock of the Surviving Corporation with rights, obligations and preferences identical to the rights, obligations and preferences of such capital stock of Purchaser immediately prior to the Effective Time.

  Shares that are outstanding immediately prior to the Effective Time and which are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the DGCL (collectively, the "Dissenting Shares") will not be converted into or represent the right to receive the Merger Consideration. Such stockholders instead will be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who have failed to perfect or who effectively have withdrawn or lost their rights to appraisal of such Shares under such Section 262 will thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender in the manner provided in Section 5.2 of the Merger Agreement of the certificate or certificates that, immediately prior to the Effective Time, evidenced such Shares.

  At and after the Effective Time, each of the outstanding and unexercised warrants to purchase 150,000 Shares in the aggregate issued in connection with the Company's initial public offering (the "Warrants") will continue to be outstanding and, upon payment of the exercise price then in effect with respect to such Warrant, the holder of such Warrant will be entitled to receive upon exercise of such Warrant the amount of cash (without interest) which such holder would have been entitled to receive upon exercise had such Warrant been exercised immediately prior to the Effective Time.

  The directors of Purchaser and the officers of the Company, at the Effective Time, will be the directors and officers, respectively, of the Surviving Corporation from and after the Effective Time, until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation, or removal in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation.

  In the Merger Agreement, the Company has agreed, if required following consummation of the Offer, to take all action necessary in accordance with applicable law and its Certificate of Incorporation and By-Laws to convene a meeting of holders of Shares as promptly as practicable to consider and vote upon the approval of the Merger Agreement and the Merger, unless the Company's Board of Directors, following the receipt of advice of counsel, in the exercise of its fiduciary obligations under applicable law, has withdrawn its recommendation to the holders of Shares to accept the Offer and to approve the Merger. Subject to such fiduciary requirements under applicable law, the Board of Directors of the Company agreed to recommend such approval and the Company agreed to use its reasonable best efforts to solicit such approval. At any such meeting, all the Shares then owned by Purchaser or its Affiliates will be voted in favor of the Merger Agreement and the Merger. If permitted by the DGCL and the Company's Certificate of Incorporation, in the event that Purchaser shall beneficially own at least ninety percent (90%) of the outstanding shares of each class of capital stock of the Company, the Company, Purchaser and Parent agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of the Offer.

  Pursuant to the Merger Agreement, the Company has agreed that, except as otherwise provided on the Disclosure Schedule to the Merger Agreement or as contemplated by the Merger Agreement, prior to the Effective Time (a) it will conduct its operations and the operation of its subsidiaries only in the ordinary and usual course of business, and, to the extent consistent therewith, each of the Company and its subsidiaries will use its reasonable best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, licensees, employees and other business associates; (b) it will not (i) sell or pledge, or agree to sell or pledge, any stock owned by it or any of its subsidiaries; (ii) amend its Certificate of Incorporation or By-Laws; (iii) split, combine, or reclassify outstanding Shares; (iv) declare, set aside, or pay any dividend payable in cash, stock, or property with respect to the Shares; or (v) adopt a plan of liquidation; (c) neither it nor any of its subsidiaries will (i) issue, sell, pledge, dispose of, or encumber any shares of, or securities convertible or exchangeable for, or options, warrants, calls, commitments, or rights of any kind, to acquire any shares of capital stock of any class of the Company or its subsidiaries other than, in the case of the Company, Shares issuable pursuant to (x) Company Options (as hereinafter defined) outstanding on the date of the Merger Agreement; or (y) the exercise of the Warrants;
(ii) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business;
(iii) acquire directly or indirectly by redemption, or otherwise, any shares of the capital stock of the Company or the Warrants; (d) neither it nor any of its subsidiaries will (i) unless otherwise ordered by any governmental or regulatory authorities of Canada or any province or other governmental subdivision thereof, the United States, the several states or any other jurisdiction (foreign or domestic) of competent authority, provided that, in the case of any such order, the Company will consult with Parent and Purchaser regarding the appeal of or compliance with such order, establish, adopt, enter into, make any new grants or awards under, or amend any collective bargaining agreement, and, except in the ordinary and usual course of business and consistent with past practice, any bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust fund, policy or arrangement for the benefit of any directors, officers or employees (except as specifically described in Section 7.6 to the Merger Agreement or Schedule 7.1(d) thereto), or (ii)(x) grant any increase in the compensation payable, or to become payable, by the Company or any of its subsidiaries to any of its directors, executive officers, or key employees; or
(y) subject to

Section 7.6 of the Merger Agreement, enter into or amend any employment agreement with or, except in accordance with existing written policy of the Company, grant any severance or termination pay to, any officer, director or employee of the Company or any of its subsidiaries; (e) neither it nor any of its subsidiaries will settle or compromise any material claims or litigation or, except in the ordinary and usual course of business, modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims; (f) except as set forth on Schedule 7.1(f) to the Merger Agreement, neither it nor any of its subsidiaries will incur any indebtedness for money borrowed, or issue or sell any debt securities, or assume, guarantee, endorse, or otherwise as an accommodation become responsible for the obligations of any other individual or entity, or make any loans or advances, other than in the ordinary and usual course of business, provided that the aggregate value of such indebtedness, debt securities, or other obligations, contingent or otherwise, will not exceed $750,000; (g) neither it, nor any of its subsidiaries will acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, or other business organization or division thereof (other than an entity which is already a wholly owned subsidiary of the Company), or make any investment either by purchase of stock or securities, contributions to capital (other than to wholly owned subsidiaries), material property transfer or purchase of any material property or assets, in any other individual or entity (other than an entity which is already a wholly owned subsidiary of the Company); (h) neither it nor any of its subsidiaries will, except in the ordinary and usual course of business and consistent with past practice, make any tax elections, or settle, or compromise any income tax liability or, except as required by law or applicable accounting standards, change any accounting policies or procedures;
(i) neither it nor any of its subsidiaries will make any payment, direct or indirect, of any material liability of the Company before the same comes due in accordance with its terms; (j) neither it nor any of its subsidiaries will, in the event any existing insurance coverage shall be terminated or lapse to the extent available at reasonable cost, fail to procure substantially similar substitute insurance policies with financially sound and reputable insurance companies in at least such amounts and against such risks as are currently covered by such policies; (k) except as set forth on Schedule 7.1(k) to the Merger Agreement, neither it nor any of its subsidiaries will incur any capital expenditures other than in the ordinary and usual course of business and consistent with past practice and not in an amount in excess of $500,000; (l) neither it nor any of its subsidiaries will take, or commit to take, any action that would make any representation or warranty of the Company under the Merger Agreement inaccurate in any material respect at, or as of, any time prior to, the termination or expiration of the Offer, unless such inaccuracy results from any action or inaction permitted or required by the Merger Agreement or the Tender Agreement; and (m) neither it nor any of its subsidiaries will enter into an agreement to do any of the foregoing.

  The Company has agreed in the Merger Agreement that neither it, nor any of its subsidiaries, nor any of their respective officers and directors will, and the Company will cause its employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries) not to, initiate or solicit, directly or indirectly, any inquiries or the making of any proposal with respect to a merger, consolidation, recapitalization, or similar transaction involving, or any purchase of all or any significant portion of the assets of, or any equity interest in, the Company or any of its subsidiaries (an "Acquisition Proposal") or, except to the extent required, following the receipt of the advice of counsel, under applicable law for the discharge by the Board of Directors of its fiduciary duties, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. Pursuant to the Merger Agreement, the Company immediately ceased and caused to be terminated any activities, discussions or negotiations with any third parties conducted prior to the execution of the Merger Agreement with respect to any of the foregoing. The Company has agreed in the Merger Agreement to notify Purchaser immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company. Pursuant to the Merger Agreement, the Company has requested each person who has executed a confidentiality agreement in connection with its consideration of acquiring the Company to return or destroy all confidential information heretofore furnished to such person by or on behalf of the Company.

  The Merger Agreement provides that, promptly upon Purchaser obtaining, through acceptance for payment and payment by Purchaser for the Shares, pursuant to the Offer or otherwise (with the consent of the Company), actual ownership of at least a majority of the issued and outstanding Shares on a fully diluted basis, Purchaser will be entitled to designate at least such number of directors to the Board of Directors of the Company as will give Purchaser a majority of the directors on the Board of Directors of the Company, and the Company will, at such time, promptly cause Purchaser's designees to be so elected. Purchaser expects to designate for this purpose, among others, persons named in Schedule I to the Schedule 14D-9. In connection therewith, the Company will mail to the stockholders of the Company the information required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, unless such information has previously been provided to such stockholders in the Schedule 14D-1. Purchaser will promptly furnish to the Company any information in its possession requested by the Company in connection therewith. In the event that Purchaser's designees are appointed or elected to the Board of Directors of the Company, until the Effective Time, the Board of Directors of the Company will have at least two directors who are directors on the date of the Merger Agreement (the "Continuing Directors"). Moreover, in such event, if the number of Continuing Directors is reduced below two for any reason whatsoever, any remaining Continuing Directors will be entitled to designate persons to fill such vacancies who will be deemed to be Continuing Directors for purposes of the Merger Agreement, or, if no Continuing Directors then remain, the other directors will designate two persons to fill such vacancies who will not be either officers or directors of Purchaser or any of its designees, or stockholders or Affiliates of Purchaser, and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement. The Company's efforts will, if necessary, include the adoption by the Board of Directors of any resolutions or any amendment to the Company's By-Laws needed to cause Purchaser's designees to be so elected, including increasing the number of directors. The directors designated by Purchaser will, subject to their fiduciary duty to the Company and its stockholders, cause the Company to fulfill its obligations pursuant to the Merger Agreement.

  Except as may hereafter be agreed upon with the holders of the 802,000 Shares issuable upon exercise of outstanding options to purchase Shares ("Company Options") granted to directors, officers, employees and consultants of the Company pursuant to the Company's 1993 Incentive and Nonstatutory Stock Option Plan, as amended, and subject to the next succeeding paragraph, prior to the Effective Time, the Company will take such actions as may be necessary such that at the Effective Time each Company Option which was outstanding on the Expiration Date and not subsequently exercised, whether or not then exercisable, will be cancelled and only entitle the holder thereof, upon surrender thereof (to the extent then outstanding), to receive from the Company, prior to the Effective Time (or such later time as may be provided in agreements entered into prior to the Effective Time), an amount in cash equal to the difference between the Merger Consideration and the exercise price per Share of such Company Option, multiplied by the number of Shares subject to such Company Option.

  The Company will take such actions as may be necessary such that at the Effective Time, the 545,000 Company Options granted to the Executive will be cancelled and entitle the Executive to: (i) options (the "Rollover Options") to acquire 545,000 Class B Shares at an exercise price (expressed in Canadian currency) equal to the simple average of the daily high and low board lot trading prices for the Class B Shares on the Toronto Stock Exchange ("TSE") for the 10 day trading period commencing June 10, 1997 and ending June 23, 1997 (the "10 Day Average") less Cdn. $10.35 per share; and (ii) receive from Parent or Purchaser in immediately available funds U.S. $5,491,997; provided that if the 10 Day Average is less than Cdn. $10.35, then the Executive will immediately receive from Parent or Purchaser an amount in immediately available funds equal to the product of (A) the difference of Cdn. $10.35 and the 10 Day Average and (B) 545,000. Such Rollover Options shall be substantially in the form of Exhibit 7.6(a) to the Merger Agreement.

  Parent has agreed in the Merger Agreement that, on or prior to the termination of the Offer, it will enter into employment agreements with each of the employees listed on Schedule I to the Merger Agreement (the "Employment Agreements") providing for: (i) the employment of each such employee by the Company and the Surviving Corporation for a three year term with positions and duties and compensation and benefits at least as favorable, and with termination provisions no more favorable, to each such employee as such employee is currently receiving from the Company as of the date of the Merger Agreement; and (ii) the grant of stock options under and in conformity with Parent's Employee Stock Option Plan, in the amount and for the exercise price set forth in such Schedule I; provided that Parent will not be in breach of such covenant with respect to any such employee, if such employee will not execute his Employment Agreement.

  Parent will cause the Surviving Corporation to honor the arrangements (including without limitation the indemnity and payment arrangements) with Crowell, Weedon & Co. ("CWC") and F.M. Roberts & Company, Inc. ("FMRC") referred to in Section 6.1(i) of the Merger Agreement and such other consulting and advisory fees as have been or may be incurred in compliance with such Section in connection with the transactions contemplated by the Merger Agreement.

  Parent and Purchaser also agreed that all rights to indemnification by the Company existing as of the date of the Merger Agreement in favor of each present and former director, officer, or employee (and their respective heirs and assigns) of the Company, or any of its subsidiaries (the "Indemnified Parties") as provided in its Certificate of Incorporation or By-Laws or pursuant to other agreements in effect on the date of the Merger Agreement will survive the Merger and will continue in full force and effect for a period of at least six (6) years from the Effective Time. To the extent the provision described in the foregoing sentence does not serve to indemnify and hold harmless an Indemnified Party, after the purchase of the Shares pursuant to the Offer, Parent and Purchaser will cause the Company to, and after the Effective Time, Parent and the Surviving Corporation will, indemnify and hold harmless, to the fullest extent permitted under applicable law, the Indemnified Party, against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities, and amounts paid in settlement in connection with any claim, action, suit, proceeding, or investigation, whether civil, criminal, administrative, or investigative, arising out of, or pertaining to, such individuals' services prior to the Effective Time, as directors, officers, employees, or agents of the Company or any of its subsidiaries, or as trustees or fiduciaries of any plan for the benefit of employees of the Company (including, without limitation, the transactions contemplated by the Merger Agreement or the Tender Agreement) for a period of six (6) years after the Effective Time, provided that, in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. The Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance, or cause the Surviving Corporation to receive similar coverage to the Company's existing officers and directors' liability insurance pursuant to Parent's officers' and directors' liability insurance ("D&O Insurance"), for a period of three (3) years after the Effective Time; provided, however, if the existing D&O Insurance expires, is terminated or cancelled during such three-year period, the Surviving Corporation will use commercially reasonable efforts to obtain D&O Insurance with comparable coverage; provided, further, that in no event will the Surviving Corporation be required to maintain the D&O Insurance with comparable coverage, if the cost of such D&O Insurance is more than one hundred twenty-five percent (125%) of the cost of such D&O Insurance in the prior year, but in such case, the Surviving Corporation will purchase as much coverage as possible for such amount.

  The Merger Agreement contains various representations and warranties of the parties thereto. These include, among others, representations and warranties by the Company as to its organization and good standing, its capitalization, the authorization of the Merger Agreement, the accuracy of the Company's financial statements and filings with the Commission, and the absence of certain changes in the financial condition or the business of the Company.

  The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to consummate the Merger are subject to the following conditions: (i) if applicable, the Merger Agreement has been duly approved by the holders of a majority of the Shares in accordance with applicable law and the Certificate of Incorporation and By-Laws of the Company; (ii) Purchaser, or any Affiliate of Purchaser, has purchased Shares pursuant to the Offer, provided that this condition will be deemed satisfied if Purchaser fails to purchase Shares tendered pursuant to the Offer in violation of the terms of the Merger Agreement; (iii) any waiting period applicable to the consummation of the Merger under the HSR Act has expired or terminated, and all filings required to be made prior to the Effective Time with, and all consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from governmental and regulatory authorities in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement have been made, or obtained (as the case may be), other than those the failure to make or obtain of which would not render the Merger illegal; and (iv) no Canadian or

United States or state court or governmental or regulatory authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by the Merger Agreement.

  The Merger Agreement is subject to termination at any time prior to the Effective Time according to the following provisions: (i) by the mutual consent of Purchaser and the Company; or (ii) by Purchaser or the Company if, without the fault of the terminating party, the Merger has not been consummated prior to March 31, 1998, or if, after the Offer is consummated, a stockholder meeting is held to consider the Merger, and the Merger is not approved by holders of at least a majority of the Shares; or (iii) if there has been a material breach of any representation, warranty, covenant, or agreement on the part of the other party set forth in the Merger Agreement which breach has not been cured within ten (10) days following receipt by the breaching party of notice of such breach, or if any permanent injunction or other order of a court or other competent jurisdiction preventing the consummation of the Merger has become final and non-appealable.

  The Merger Agreement may be terminated, and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by holders of Shares, by action of the Board of Directors of Purchaser, if the Offer has been terminated because of the failure of any of the Conditions.

  The Merger Agreement may be terminated, and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by holders of Shares, by action of the Board of Directors of the Company, if: (i) Purchaser has failed to commence the Offer within the time required in Section
1.1 of the Merger Agreement, or the Offer has expired without any Shares being purchased by Purchaser within the time required in such Section; or (ii) the Board of Directors of the Company receives a written offer which was not solicited after the date of the Merger Agreement with respect to an Acquisition Proposal, and the Board of Directors of the Company determines that such transaction is more favorable to the Company and its stockholders than the Offer, as may be amended, and the transactions contemplated by the Merger Agreement, and that approval, acceptance or recommendation of such other proposal is required by fiduciary obligations of the Company's Board of Directors under applicable law; provided, however, that the Company will not terminate the Merger Agreement pursuant to this sentence without providing Purchaser at least five (5) days' notice.

  In the event of termination of the Merger Agreement and abandonment of the Merger pursuant to the termination provisions thereof, no party thereto (or any of its directors, officers or stockholders) will have any liability or further obligation to any other party to the Merger Agreement, except as provided in the following paragraph or in Section 10.2 of the Merger Agreement.

  If, at any time following the entrance into the Merger Agreement: (i) any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act), other than Shapour and Parvindokht Sedaghat ("Mr. & Mrs. Sedaghat"), the Sedaghat Charitable Remainder Unitrust (the "Sedaghat Trust") and the Executive (collectively, the "Principal Stockholders") and their respective Affiliates, has become the beneficial owner of 20% or more of the Shares or the Board of Directors has publicly withdrawn or adversely modified its recommendation of acceptance of the Offer, other than as a result of Purchaser's or Parent's material breach of the Merger Agreement, and has recommended to the stockholders another offer or has resolved to do so; (ii) the Company terminates the Merger Agreement pursuant to Section 9.4(ii) thereof (relating to Acquisition Proposals); or (iii) Purchaser has terminated the Offer as a result of the Company's failure to comply, in any material respect, with any of its material covenants under the Merger Agreement after notice to the Company and the expiration of five (5) days without such breach being cured, then the Company will promptly, but in no event later than two
(2) days after the first of such events occurs (the "Payment Date"), pay to Purchaser a fee of $7,200,000, provided that such fee will not be paid if: (x) either Parent or Purchaser has breached its material obligations under the Merger Agreement, or if any of Parent's or Purchaser's representations and warranties in the Merger Agreement were incorrect in any material respect when made, or have since ceased to be true and correct in any material respect; or
(y) Purchaser has not terminated the Offer.

TENDER AGREEMENT

  Pursuant to the Tender Agreement, which is filed as Exhibit 3 hereto, each of Mr. & Mrs. Sedaghat, both individually and as co-trustees under the Sedaghat Trust, and the Executive (collectively, the "Principal Stockholders") irrevocably agreed to validly tender or cause to be validly tendered pursuant to the Offer, within ten (10) business days after the Offer has been made in accordance with the terms hereof, and not withdraw, all Shares beneficially owned or controlled by such Principal Stockholder less, in the case of the Executive, the Remaining Shares, and less the 545,000 Shares that would be issuable upon exercise of Company Options held by the Executive. Thereafter, each Principal Stockholder has agreed not to withdraw such Shares from the Offer under any circumstances, notwithstanding any statutory or other rights of withdrawal such Principal Stockholder may otherwise have, unless: (a) Purchaser fails or is legally unable to accept for payment and pay for the Shares in accordance with the terms of the Offer; (b) the Tender Agreement is terminated in accordance with its terms; or (c) Purchaser amends or modifies the Offer in any manner adverse to the stockholders of the Company (other than changes or amendments to the Offer not in violation of the Merger Agreement or other than to waive any condition to the Offer, if such a waiver is permitted by the Merger Agreement).

  Subject to the terms and conditions of the Tender Agreement, and subject to the exercise by Purchaser of the Stockholder Option, the Executive has irrevocably agreed, during the term of the Tender Agreement, to vote or cause to be voted all of the Remaining Shares at any annual, special or other meeting of the holders of Shares and at any adjournment or adjournments thereof or pursuant to any written consent or other instrument in writing in favor of the Merger without amendment to the terms thereof except for amendments to the terms of the Merger or the Merger Agreement which are not in violation of the terms of the Merger Agreement.

  Upon completion of the Merger, and assuming that the Stockholder Option has not been exercised, the Executive will be paid the Shareholder Merger Consideration.

  Pursuant to the Tender Agreement, the Executive has granted to Purchaser the Stockholder Option to acquire all, but not less than all, of the Remaining Shares for the Shareholder Merger Consideration (except the Participating Exchangeable Stock would be issued by Purchaser). The Stockholder Option is irrevocable by the Executive during the term of the Tender Agreement and may, subject to applicable law and the terms of the Tender Agreement, be exercised at any time by Purchaser during the term of the Tender Agreement, provided that all of the terms and conditions precedent to the Merger have been satisfied or waived by Purchaser to the extent such waiver is permitted under the Merger Agreement other than the requirement for stockholder approval of the Merger and the requirement that Shares be purchased pursuant to the Offer.

  The Tender Agreement contains, among other representations and warranties, a representation and warranty by each Principal Stockholder as to its beneficial ownership of Shares. The Tender Agreement contains a representation and warranty that (a) Mr. and Mrs. Sedaghat, as joint tenants, are the beneficial owners of 1,685,967 Shares (excluding Shares held of record by the Sedaghat Trust); (b) the Sedaghat Trust is the beneficial owner of 500,000 Shares; and
(c) the Executive is the beneficial owner of 1,053,333 Shares, and 545,000 Company Options to purchase Shares.

  Each Principal Stockholder has agreed that: (a) subject, in the case of the Executive, to any fiduciary duties he may have as a director or officer of the Company, such Principal Stockholder will not, directly or indirectly, provide any information concerning the Company to, solicit, initiate, invite, assist, facilitate, promote or encourage proposals or offers from, or entertain or enter into discussions or negotiations with, any other person relating to the Shares, or any other securities of the Company, any amalgamation, merger, or other form of business combination involving the Company or any of its subsidiaries, any sale, lease, exchange or transfer of all or a substantial portion of the assets of the Company or any of its subsidiaries, or any take-over bid, reorganization, recapitalization, liquidation or winding-up of or other business combination or other transaction involving the Company or any of its subsidiaries with any person other than Parent, Purchaser, or any of their affiliates (each, a "Proposed Transaction"); (b) subject, in the case of the Executive, to any fiduciary duties he may have as a director or officer of the Company, such Principal Stockholder will not enter into any agreement, discussions or negotiations with any person, other than Parent, Purchaser, or any of their affiliates with respect to a Proposed Transaction or potential Proposed Transaction; (c) subject, in the case of the Executive, to any fiduciary duties he may have as a director or officer of the Company, such Principal Stockholder will not furnish or cause to be furnished any non-public information concerning the business, results of operations, assets, liabilities, prospects, financial condition or affairs of the Company or any of its subsidiaries to any person, other than Parent and its representatives, other than as disclosed prior to the date hereof; (d) subject, in the case of the Executive, to any fiduciary duties he may have as a director or officer of the Company, such Principal Stockholder will exercise the voting rights attaching to Shares owned or controlled by it or him to oppose the occurrence of any of the following events to the extent a vote by the shareholders of the Company is required: (i) any change in the Certificate of Incorporation or By-laws of the Company or any subsidiary thereof or in the authorized or outstanding capital stock of the Company or any subsidiary thereof; (ii) the grant of any option, warrant or security convertible into capital stock of the Company or any subsidiary thereof; (iii) the distribution, sale, pledge or transfer of all or a substantial part of the business or property of the Company or any subsidiary thereof; (iv) the merger, consolidation or reorganization of the Company or any subsidiary thereof or any other material change in the corporate structure of the Company or any subsidiary thereof, other than the Merger; and (v) any other material change in the business or affairs of the Company or any subsidiary thereof; (e) subject, in the case of the Executive, to any fiduciary duties he may have as a director or officer of the Company, such Principal Stockholder will exercise the voting rights attached to Shares owned or controlled by it or him to oppose any proposed action by the Company, its shareholders or others, and will not take any action, the result of which could be reasonably expected to prevent or delay Purchaser from completing the transactions contemplated by the Tender Agreement, including the Offer and the Merger; (f) such Principal Stockholder will not grant proxies or enter into any voting trust or, except for any agreements necessary to the release of the lien described in Schedule B to the Tender Agreement, enter into any other agreement or arrangement with respect to any of the Shares other than the Tender Agreement; such Principal Stockholder will not acquire or sell, assign, transfer, encumber or otherwise dispose of any Shares or enter into any contract, agreement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of any Shares, except pursuant to the terms of the Tender Agreement and the Merger Agreement; and prior to the consummation of the Merger, the Executive will not exercise any options to acquire Shares; (g) the Executive will take all such actions as are necessary to terminate all outstanding agreements, options, warrants or rights to purchase or acquire or agreements relating to any of the Shares and the Remaining Shares (other than the Tender Agreement and the Merger Agreement) and to discharge all liens, charges, claims, encumbrances, pledges and security interests with respect to the Shares and the Remaining Shares prior to receipt of payment therefor; (h) such Principal Stockholder will cooperate with Purchaser and Parent in making all requisite regulatory filings in connection with the Offer and, in the case of the Executive, the Merger;
(i) the Executive will not exercise, and, pursuant to the Tender Agreement, irrevocably waives, any dissent and appraisal rights accruing to the Shares under the DGCL; and (j) such Principal Stockholder will not take, or commit to take, any action that would cause or make any of the representations and warranties of such Principal Stockholder contained in the Tender Agreement inaccurate in any material respect at, or as of any time prior to, the completion of the Offer, or in the Executive's case, the completion of the Merger, except such actions as may be contemplated by the Tender Agreement or the Merger Agreement.

  Subject, in the case of the Executive, to any fiduciary duties he may have as a director or officer of the Company, the Principal Stockholders will promptly notify Parent of any such discussions or negotiations or of any proposal in respect of a Proposed Transaction of which they become aware.

  The Tender Agreement will terminate on the first to occur of: (a) 11:59 p.m. Pacific Daylight Time, on June 23, 1997, if Purchaser has not made the Offer at or prior to such time; (b) the termination of the Merger Agreement in accordance with its terms; and (c) the Effective Time.

  If, at any time after the execution and delivery of the Tender Agreement, any event occurs, and, as a result thereof, Purchaser is entitled to the fee described in Section 9.6 of the Merger Agreement and any Principal Stockholder within 18 months thereafter sells, transfers or assigns any of its or his Shares to, or agrees to any of the foregoing during such 18 month period (provided any such agreement is consummated within 3 months after the end of such 18 month period) with, any person in an Alternative Transaction (as defined below), then such Principal Stockholder will pay to Purchaser a fee for each Share which is subject to such Alternative Transaction equal to the amount by which the aggregate consideration per Share payable under such Alternative Transaction exceeds $29.00. The term "Alternative Transaction" means the occurrence of any of the following events: (i) the Company or any subsidiary of the Company whose assets constitute twenty percent (20%) or more of the Company's consolidated assets is acquired by merger or otherwise by any person or group, other than Parent, Purchaser, or any affiliate thereof (a "Third Party"); (ii) the Company or any subsidiary of the Company enters into an agreement with a Third Party which contemplates the acquisition of twenty percent (20%) or more of the total assets of the Company and its subsidiaries, taken as a whole; (iii) the Company enters into a merger or other agreement with a Third Party which contemplates the acquisition of more than twenty percent (20%) of the Shares; or (iv) a Third Party acquires more than ten percent (10%) of the Shares from the Principal Stockholders.

  If an Alternative Transaction includes cash and non-cash consideration, with the cash component equalling or exceeding $29 per Share, the fee payable to Purchaser will be all of the non-cash consideration in such Alternative Transaction and the excess over $29, if any, of the cash component in such Alternative Transaction. If the Alternative Transaction includes cash and non-cash consideration, with the cash component in such Alternative Transaction being less than $29, the fee payable to Purchaser will be that portion of each component of non-cash consideration in such Alternative Transaction that equals the Excess Percentage. The "Excess Percentage" will be a fraction, the numerator of which is (a) the fair-market value of the non-cash consideration in such Alternative Transaction (as determined in accordance with the following sentence), plus the cash component in the Alternative Transaction, less $29; and the denominator of which is (b) the fair-market value of the non-cash consideration in such Alternative Transaction (as determined in accordance with the following sentence). The fair market value of the non-cash consideration in such Alternative Transaction will be determined by the mutual agreement of Purchaser and the Principal Stockholders participating in such Alternative Transaction within three days of the consummation of such Alternative Transaction, or if such agreement is not reached, the fair market value of the non-cash consideration in such Alternative Transaction will be determined by an investment banking firm of national reputation agreed to in good faith by the Principal Stockholders participating in such Alternative Transaction and Purchaser. The fees and expenses of such investment banking firm will be split evenly among the Principal Stockholders participating in such Alternative Transaction, on the one hand, and Purchaser, on the other hand.

ANCILLARY AGREEMENTS

  Sedaghat Employment Agreement. The Company has entered into the Sedaghat Employment Agreement, filed as Exhibit 4 hereto, with the Executive for a three-year term commencing on the day the Offer is consummated. Pursuant to the Sedaghat Employment Agreement, the Executive will serve as President of the Company and will carry out such duties and functions as are vested in him by the Company's By-laws and its Board of Directors. The Executive will be entitled to an annual salary of $250,000 plus a retention and non-competition bonus of $600,000 payable in installments of $200,000 per year on each of December 31, 1997, 1998 and 1999. The Executive will also be entitled to a performance bonus of 100% of his salary based on achieving a target of 20% EBITDA growth over the prior year. For EBITDA growth over 20%, a bonus of 10% of salary will be paid for each 1% of excess growth. Such bonus will be adjusted so that, if EBITDA growth is between 15% and 20%, the bonus is 50% of salary plus 10% of salary for each 1% above 15%. The Executive will also be granted options (the "Incentive Options") to acquire 500,000 Class B Shares at a price equal to the 10 Day Average, which options will vest in 100,000 share increments if EBITDA growth is 20% over the prior year. If EBITDA growth is less than 20%, the 100,000 options for that year will be forfeited.

  If the Company elects to terminate the Sedaghat Employment Agreement without cause, or the Executive dies, is disabled, or terminates his employment for good reason, the salary and benefits payable thereunder are paid out over the remaining term, the retention bonus and non-competition payment is paid in a lump sum and the performance bonus and the Incentive Options are paid for the year of termination.

  The Executive is also subject to a non-competition covenant and non-solicitation obligations for one year after termination of employment with an option of the Company to extend the covenant and such obligations for an additional year upon the payment of $500,000.

  Option Agreements. The Option Agreements are effective upon the consummation of the Offer. Under the Rollover Option Agreement, which is filed as Exhibit 5 hereto, the Executive is entitled to receive Rollover Options to acquire 545,000 Class B Shares at an exercise price equal to the 10 Day Average less Cdn. $10.35 per share; provided, however, that, upon exercise of such options, Parent will pay to the Executive an amount in cash equal to the number of Rollover Options in respect of which the Rollover Options are to be exercised multiplied by the amount by which the Rollover Option exercise price (less Cdn. $10.35) exceeds Cdn. $6.0225. The Rollover Options are exercisable at any time until June 16, 2003 and are fully vested. Under the Incentive Option Agreement, filed as Exhibit 6 hereto, the Executive is entitled to receive Incentive Options to acquire 500,000 Class B Shares at an exercise price equal to the 10 Day Average. The Incentive Options will vest in 100,000 share increments if EBITDA growth is 20% over the prior year. If EBITDA growth is less than 20%, the Incentive Options for that year will be forfeited.

  Non-Competition Agreement. Pursuant to the Non-Competition Agreement, filed as Exhibit 7 hereto, Shapour Sedaghat has agreed not to compete with the Company for a two-year period and has agreed to be bound by certain confidentiality obligations.

  Qualification and Listing of Shares Agreement. Pursuant to the Qualification and Listing of Shares Agreement, which is filed as Exhibit 8 hereto, Parent has agreed, among other things, to cause at its own expense any Class B Shares issuable to the Executive in connection with the Participating Exchangeable Stock or upon any exercise by the Executive of the Incentive Options or the Rollover Options to be unconditionally listed upon the TSE and issued to him in such a manner that such shares are not subject to, among other things, any restrictions on resale by him in the Province of Ontario, Canada, and to indemnify him for any loss suffered by him for its failure to do so.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation. The Board at a special meeting held on June 16, 1997, unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, and approved the Offer, the Merger Agreement and the Merger, and recommended that holders of Shares of the Company accept the Offer and tender their shares pursuant to the Offer. A copy of the Company's letter to stockholders dated June 23, 1997, is filed hereto as Exhibit 9 and incorporated herein by reference.

  (b) Background; Reasons for the Board's Conclusions.

  Background. Early in 1996, in response to its recognition that the market price of the Shares did not adequately reflect the Company's operating performance, growth potential and intrinsic value, the Board of Directors determined that it should take action to consider the Company's available strategic alternatives to realize its full value in the public market. Accordingly, a review of the business and financial condition of the Company was initiated and the Company retained FMRC, an investment banking firm, to assist in the process. Pursuant to an engagement letter entered into in January 1996, FMRC advised and assisted the Company in developing and refining a comprehensive strategic plan, introduced and participated in several meetings with securities analysts and institutional investors, evaluated potential strategic acquisitions, attended and participated in various board meetings and strategic planning sessions and provided other general financial consulting services to the Company.

  In conducting its review for the purpose of making recommendations to the Board, FMRC held discussions with Company management, reviewed the Company's operating statements, analyzed the results of the

Company's operations in comparison with its competitors, evaluated potential acquisition targets of the Company and the Company's ability to effect such acquisitions and made preliminary contact with potential strategic investors and targets. Strategic alternatives reviewed and analyzed by FMRC included continuing the business as an independent company, issuing additional equity securities of the Company, selling the Company or the formation of a joint venture between the Company and another party. This summary of the FMRC analysis does not purport to be a complete description of the work undertaken by FMRC on behalf of the Company.

  As a result of this review, the Board of Directors concluded that the Company's interests would be best served by pursuing strategic acquisitions and/or a sale of the Company. To that end, the Company entered into a second engagement letter with FMRC in December 1996 to retain FMRC specifically to investigate, evaluate and advise the Company about potential strategic acquisitions and the possibility of a sale of the Company. The January and December 1996 engagement letters, as amended, are referred to herein as the "FMRC Engagement Letters."

  Upon the advice and assistance of FMRC, the Company pursued contacts with a number of parties, including Parent, regarding a potential strategic transaction. No formal offers were received from parties other than Parent, and attempts to negotiate an acquisition with parties other than Parent ceased as of June 16, 1997 when Parent and the Company entered into the Merger Agreement. The background to the Company's discussions with Parent follows (to the extent any of the following information described events to which neither the Company nor its advisors were a party, it is based on information provided by Parent).

  In mid-summer of 1996, the Senior Vice-President of Corporate Development of Parent, Larry A. Eddy, contacted the Executive and arranged to meet with the Executive in Los Angeles to discuss the Company's direction and objectives. It was determined at that meeting that the Company and Parent had similar strategic objectives and that further discussions would be appropriate.

  On January 29, 1997, Wayne McLeod, the President and Chief Executive Officer of Parent, Mr. Eddy and Rami Younes, President of the Container Division of Parent, met with the Executive and Mr. Fredric M. Roberts of FMRC to initiate discussions concerning possible transactions involving Parent's and the Company's tube manufacturing operations. Although no definitive agreement was reached at that time, following those discussions, Parent decided to pursue a possible transaction with the Company. On March 5, 1997, Parent entered into a confidentiality agreement with the Company and, as a result, the Company provided Parent with copies of its publicly available information and certain other financial and corporate information concerning the Company.

  On March 18, 1997, Mr. Eddy and Mr. Edward Witz, a representative of Parent's financial advisor, met in Chicago with Mr. Roberts to continue discussions concerning a possible transaction involving Parent and the Company. Although productive, no firm proposals resulted from this meeting. On March 26, 1997, Mr. McLeod met with the Executive in Los Angeles to further pursue a possible transaction and to discuss a variety of alternatives but no firm decisions were reached in this regard. On April 7, 1997, Mr. McLeod invited the Executive to Toronto to meet certain members of Parent's board of directors and certain of Parent's senior management to become further acquainted. On April 10, 1997, Mr. McLeod and the Executive met in Philadelphia to further discuss a possible transaction.

  On April 30, 1997 discussions continued in Los Angeles among Mr. McLeod, Mr. John Herrmann, another representative of Parent's financial advisor, the Executive and Mr. Roberts with respect to a proposed acquisition of the Company by Parent. Further discussions took place on May 7, 1997 in New York at a meeting between the Executive, Edward Csaszar, Vice President of Sales and Marketing of the Company, Mr. McLeod and Mr. Eddy. At this meeting, to assist Parent in considering an acquisition, certain additional financial data concerning the Company were disclosed. The meeting did not, however, result in any agreement with respect to an acquisition or any other transaction between the Company and Parent.

  A further meeting was held on May 26, 1997 in Los Angeles between the Executive, Mr. Roberts, Mr. McLeod and Mr. Albert Gnat, who is a member of the board of directors of Parent and a senior partner of

Lang Michener, counsel to Parent. At this meeting, the framework of a transaction involving the acquisition of the Company by Parent was outlined (including price and terms), with such potential transaction being subject to the entering into of legally binding definitive agreements and board of directors approval of Parent and the Company. Over the ensuing days numerous telephone discussions occurred involving Mr. McLeod, Mr. Gnat, the Executive and Mr. Roberts and a meeting was held between Mr. Gnat, the Executive and Mr. Roberts elaborating, clarifying and refining the terms of a possible transaction.

  Commencing in early June, Parent commenced a limited due diligence examination of the Company and also commenced preparation of documentation with respect to the transaction. On June 3, the Executive met with additional members of Parent's management and its board. On June 6, 1997, Parent delivered the first draft of the definitive documents to the Company. Negotiations, due diligence and document preparation continued between June 8 and June 16.

  During the week of June 9, the full Board of Directors of the Company convened two special meetings, and the independent directors of the Company convened one special meeting, to consider Parent's proposal as well as various other strategic and financial alternatives. Representatives of the Company's legal and financial advisors, including FMRC, attended these meetings. During that time, the Company also engaged CWC to render a fairness opinion relating to the potential acquisition of the Company by Parent. On June 16, 1997, the full Board of Directors of the Company held a special meeting and unanimously approved the Offer and the Merger. The transaction was publicly announced on the morning of June 17, 1997 and on June 23, 1997, Purchaser commenced the Offer.

  Reasons for the Board's Conclusions. In reaching the determination described in paragraph (a) above, the Board considered a number of factors, including, without limitation, the following:

    (i) The financial condition, results of operations, business and strategic objectives of the Company, as well as the risks involved in achieving those objectives;

    (ii) A review of the possible alternatives to the Offer and the Merger including the possibilities of continuing to operate the Company as an independent entity, entering into one or more strategic joint ventures, a sale or partial sale of the Company through a merger or by other means, various financing alternatives involving the possible sale of the Company's equity; and, in respect of each alternative, the range of possible benefits to the Company's stockholders of such alternative and the timing and the likelihood of actually accomplishing such alternative;

    (iii) An oral report from FMRC, financial advisor to the Company, regarding the likelihood of other potential offers for the Company on terms more favorable to the stockholders of the Company than the Offer and the results of its efforts on behalf of the Company seeking indications of interest in other possible alternatives;

    (iv) The financial and valuation analyses presented orally to the Board by FMRC, including market prices and financial data relating to other companies engaged in businesses considered comparable to the Company and the prices and premiums paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of the Company;

    (v) The relationship of the Offer price to historical market prices of the Shares and to the Company's book value and liquidation value per Share;

    (vi) The written opinion of CWC that, based on certain assumptions and subject to certain limitations, the consideration to be received by the Company's public stockholders in the Offer and Merger is fair from a financial point of view to such holders. A copy of the written opinion of CWC, which set forth the assumptions made, matters considered and basis of its review, is filed as Exhibit 10 hereto and incorporated herein by reference.

    (vii) The terms and conditions of the Merger Agreement and related agreements;

    (viii) The likelihood that the proposed acquisition would be consummated, including the experience, reputation and financial condition of Parent and the risks to the Company if the acquisition were not consummated;

    (ix) The fact that the holders of over 60% of the Shares were prepared to endorse the Merger Agreement and the transactions contemplated thereby;

    (x) The fact that the Offer and the Merger are not subject to a condition that Parent have available financing; and

    (xi) The availability of dissenters' rights in the Merger under applicable law.

  In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The Company engaged FMRC, pursuant to the FMRC Engagement Letters, to assist the Board in evaluating strategic alternatives, financing sources and other potential transactions. For such services, the Company agreed to pay FMRC an advisory fee of $200,000 per annum and to grant FMRC 15,000 Company Options, and if the transaction contemplated by the Merger Agreement is consummated, a total fee of approximately $5.3 million, against which any advisory fee previously paid will be credited. In addition to the foregoing compensation, the Company has agreed to reimburse FMRC for its reasonable out-of-pocket expenses and to indemnify FMRC against certain liabilities arising out of or in connection with its engagement, including liabilities under federal securities laws.

  The Company has also engaged CWC to render a fairness opinion in connection with the Offer and the Merger. The Company agreed to pay CWC a fee of $110,000 upon delivery of such opinion letter. In addition to the foregoing compensation, the Company also agreed to reimburse CWC for its reasonable out-of-pocket expenses not to exceed $10,000 and to indemnify CWC against certain liabilities arising out of or in connection with its engagement, including liabilities under federal securities laws.

  Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) Except for the transfer of 500,000 Shares by Mr. & Mrs. Sedaghat to the Sedaghat Trust in June 1997, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) Except as described in Item 3, to the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Prior to entering into the Merger Agreement, the Company had preliminary contacts with other entities that had expressed interest in the Company. Upon execution of the Merger Agreement, the Company ceased contacts with such other entities. No discussions are underway or are being undertaken by the Company in response to the Offer that relate to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

  (b) There is no transaction, board resolution, agreement in principle or signed contract in response to the tender offer other than as disclosed in
Item 3(b) and Item 4(a) of this statement, that relates to or would result in
(1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization of dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 Exhibit  1. Agreement and Plan of Merger and Reorganization, dated June 16,
             1997, by and among Seawolf Acquisition Corporation, CCL Industries
             Inc. and SEDA Specialty Packaging Corp.
 Exhibit  2. Press Release issued by the Company and Parent on June 17, 1997.
 Exhibit  3. Letter Agreement, dated June 16, 1997, by and among CCL Industries
             Inc., Seawolf Acquisition Corporation and the persons listed on Schedule A thereto.
 Exhibit  4. Memorandum of Agreement, dated June 16, 1997, by and among
             Shahrokh Sedaghat, CCL Industries Inc. and SEDA Specialty
             Packaging Corp.
 Exhibit  5. Option Agreement, dated as of June 16, 1997, by and between
             Shahrokh Sedaghat and CCL Industries Inc.
 Exhibit  6. Incentive Option Agreement, dated as of June 16, 1997, by and between Shahrokh Sedaghat and CCL Industries Inc.
 Exhibit  7. Non-Competition Agreement, dated June 16, 1997, by and between
             Shapour Sedaghat and SEDA Specialty Packaging Corp.
 Exhibit  8. Qualification and Listing of Shares Agreement, dated June 16,
             1997, between CCL Industries Inc. and Shahrokh Sedaghat.
 Exhibit  9. Copy of Letter to Stockholders, dated June 23, 1997.*
 Exhibit 10. Opinion of Crowell, Weedon & Co. dated June 16, 1997.*

--------
 * Included in materials being distributed to stockholders of the Company.

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 1997                   SEDA Specialty Packaging Corp.

                                       By: /s/ Shahrokh Sedaghat
                                          ----------------------------------
                                               Shahrokh Sedaghat
                                               Chairman, President and
                                               Chief Executive Officer

                                                                        ANNEX A
[LOGO OF SEDA SPECIALTY PACKAGING]

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about June 23, 1997, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record at the close of business on June 16, 1997 of the Shares (the "Record Date"). Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the
Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires the Company, after purchase by Purchaser pursuant to the Offer of such number of shares that satisfies the Minimum Condition, to use its reasonable best efforts to cause Parent's designees (the "Designees") to be elected to a majority of the seats on the Company's Board. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action.

  Pursuant to the Merger Agreement, on June 23, 1997, Parent commenced the Offer. The Offer is scheduled to expire on July 21, 1997.

  The information contained in this Information Statement (including information listed in Schedule I attached hereto) concerning Parent, Purchaser and Designees has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

  The Company Stock, $0.001 par value per share ("Common Stock"), is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of the Record Date, there were 5,264,874 shares of Common Stock outstanding.

                              BOARD OF DIRECTORS

GENERAL

  The Board currently consists of five members. Members of the Board are elected to serve one-year terms and each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

BUYER DESIGNEES

  Pursuant to the Merger Agreement, promptly upon the acquisition by Purchaser pursuant to the Offer of such number of Shares that satisfies the Minimum Condition and from time to time thereafter, Parent is entitled to have its Designees hold a majority of the seats on the Company's Board. Upon the purchase of such number of Shares pursuant to the Offer, the Company will use its reasonable best efforts to cause the Designees to be elected or appointed to the Board.

  Parent has informed the Company that it will choose the Designees from the directors and executive officers listed in Schedule I attached hereto. Parent has informed the Company that each of the directors and executive officers listed in Schedule I has consented to act as a director, if so designated. The business address of Parent and Purchaser is 105 Gordon Baker Road, Willowdale, Ontario, Canada M2H 3P8.

  It is expected that the Designees may assume office at any time following the purchase by Purchaser pursuant to the Offer of such number of Shares that satisfies the Minimum Condition, which purchase cannot be earlier than July 21, 1997, and that upon assuming office, the Designees will thereafter constitute at least a majority of the Board.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The names, ages and principal occupation for the past five years and directorships of the Company's directors and executive officers are as follows:

 Directors

  SHAHROKH "SHAWN" SEDAGHAT, age 31, was elected President of the Company in November 1992 and Chairman of the Board and Chief Executive Officer of the Company in February 1995. From March 1985 to November 1992, Mr. Sedaghat held various positions with the Company including machine operator, assembly supervisor, molding supervisor, quality control manager and general manager.

  RONALD W. JOHNSON, age 49, has been Vice President of Finance and Chief Financial Officer of the Company since November 1992. From July 1983 until joining the Company, he was employed by McDonnell Douglas Information Systems Company in various executive positions with various subsidiaries and divisions of such company, including Vice President of Finance and Administration of McDonnell Douglas Computer Systems Company, Vice President of Financial Planning and Analysis of McDonnell Douglas Information Systems Group and Vice President of Finance and Chief Financial Officer of Microdata Corporation. From 1978 to 1983 he was Corporate Controller and Chief Accounting Officer of Electronic Memories and Magnetics Corporation, and from 1972 to 1978 he was employed by Price Waterhouse. Mr. Johnson is a Certified Public Accountant.

  DANN V. ANGELOFF, age 61, became a director of the Company in September 1993. Since 1976 Mr. Angeloff has been the President of The Angeloff Company, a corporate financial advisory firm. Mr. Angeloff serves on the Board of Directors of Compensation Resource Group, Eagle Lifestyle Nutrition, Inc., Leslie's Poolmart, Nicholas/Applegate Growth Equity Fund, Nicholas/Applegate Investment Trust, Public Storage, Inc., Ready Pac Produce, Inc., and Royce Medical Company. Mr. Angeloff is a former Trustee of the University of Southern California and is a University Counselor to the President of the University of Southern California.

  ROBERT H. KING, age 75, became a director of the Company in February 1995. Mr. King has served as President of Consumer Marketing International, Inc., a consumer product marketing company, since 1984. From 1978 to 1984, he served as Chairman, President, Chief Executive Officer and Chief Operating Officer of World Book, Inc. a publisher of reference books. From 1968 - 1978, he served as President to Time-Life Libraries, Inc., a publishing subsidiary of Time-Life, Inc.

  ALFRED E. OSBORNE, JR., Ph.D., age 51, became a director of the Company in November 1993. He currently serves as Associate Professor of Business Economics and the Director of the Harold Price Center for Entrepreneurial Studies in the Anderson Graduate School of Management at U.C.L.A., where he has held several management and teaching positions since 1972. Dr. Osborne currently serves on the Board of Directors of Greyhound Lines, Inc., Nordstrom, Inc., The Times Mirror Company and United States Filter Corporation. He has authored numerous articles, reports and other publications with respect to capital market issues confronting small and growing enterprises and is a member of the Council of Economic Advisors for California.

 Executive Officers

  DENNIS CAMARA, age 41, has been Vice President of Operations, Injection Molding since May 1993. Prior to that, he was Plant Manager of the Closure Division from May 1991 to May 1993. Prior to joining the Company, Mr. Camara was employed by Witco Corporations (Plastics) from 1989 to 1991 as Production Manager where he directed activities of the manufacturing department. From 1986 to 1989 he was employed by Newport Plastics, Inc. as a plant manager. From 1976 to 1986, Mr. Camara was employed by JSN Industries as a Vice President of Manufacturing.

  EDWARD F. CSASZAR, age 45, became Vice President of Sales and Marketing of the Company in August 1993. Mr. Csaszar has served as President of General Kap Corporation, a company involved in the development and licensing of proprietary closures, since February 1986. From June 1988 to August 1993, he was the owner of Co-Pak Group, a manufacturer's representative for plastics manufacturers to the packaging industry.

  EDWARD S. DOMBROSKI, age 53, has been Vice President and General Manager since October of 1994. From April 1993 to October 1994, he was the Company's Vice President of Quality and Graphic Arts. He joined the Company in March 1992 as a manufacturing manager. Prior to joining the Company he was employed by Peerless Tube Co. since 1970 where he worked as a plant manager until 1992 when he became Director of Manufacturing.

  ANDREAS ISELI, age 38, has been Vice President of Operations, Tube Division since March 1993. Prior to that time, Mr. Iseli was the Company's Plant Manager, Tube Division from February 1990 to March 1993. Prior to joining the Company, Mr. Iseli was employed by Asia, Switzerland, a packaging machinery manufacturer, as Assistant Department Manager in Engineering from July 1987 to February 1990.

  DANIEL E. WIENEKE, age 48, has been the President of the Company's American Safety Closure subsidiary since August 1995. Before joining SEDA, Mr. Wieneke served as Vice President of Operations for E.T. Brown Drug Company, Inc. He was previously a Vice President of Hayward Laboratories, a drug manufacturer. Prior to those positions, he served in senior management positions with Nestle-Lemur Company, Contract Packaging Corporation and Shield Packaging Company, where he was National Sales Manager.

  There are no family relationships between any of the directors and executive officers of the Company.

  The Board of Directors held four meetings during 1996. Each director attended at least 75% of the aggregate of all meetings held by the Board in 1996 during his tenure as a director.

COMMITTEES AND BOARD MEETINGS

  The Compensation Committee of the Board of Directors reviews and approves the Company's compensation programs. See "Compensation Committee Report." Dann
V. Angeloff, Chairman, and Alfred E. Osborne, Jr. are the current members of the Company's Compensation Committee which was formed in September 1993. The Compensation Committee held two meetings during 1996 and each member attended the meetings.

  The Audit Committee of the Board of Directors consists of Messrs. Osborne, Chairman, and Angeloff. It met two times in 1996 and each member attended the meetings. The Board of Directors presently has no Nominating Committee.

DIRECTORS COMPENSATION

  For 1996, outside directors were entitled to: (i) an annual payment of $10,000, payable in equal quarterly installments of $2,500, (ii) $750 per meeting of the Board of Directors or any committee thereof that is attended in person, (iii) $500 per attended telephonic Board meeting, and (iv) $750 per Committee meeting for serving as a Committee Chairman. These amounts were pro rated for the time served by the outside directors. In 1997, the directors' compensation was increased by 20%.

  In addition, each outside Board member was granted stock options exercisable for 15,000 shares at a per share price equal to the market price of the Company's Common Stock on the date such person became a member of the Board, vesting at the rate of 25% a year. For each year after the first year of Board membership, an outside director may be granted additional options at the then-market price on the date of grant. The Company may change this policy in the future. In October 1994, the Company issued each of Dann V. Angeloff and Alfred E. Osborne, Jr., stock options for 5,000 shares at a per share exercise price of $12.50. In February 1995, the Company issued each of Dann V. Angeloff, Alfred E. Osborne, Jr. and Robert H. King stock options for 15,000 shares at a per share exercise price of $11.1875.

                          STOCK OWNERSHIP INFORMATION

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the Record Date by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each current director of the Company, (iii) each executive officer listed in the Summary Compensation Table under "Executive Compensation" below and (iv) all current directors and executive officers as a group. The percentage of ownership in the following chart is based on 5,264,874 shares of the Common Stock outstanding as of the Record Date and does not give effect to any shares that may be issued upon exercise of outstanding stock options:

                                                             SHARES
                                                          BENEFICIALLY PERCENT
NAME AND ADDRESS(1)                                         OWNED(2)   OF CLASS
-------------------                                       ------------ --------
Shapour and Pamela Sedaghat, as joint tenants and co-
 trustees(3).............................................  2,185,967     41.5
Shawn Sedaghat(4)........................................  1,598,333     30.4
Edward F. Csaszar(5).....................................     35,750     *
Edward S. Dombroski(6)...................................     21,000     *
Andreas Iseli(7).........................................     26,750     *
Ronald W. Johnson(6).....................................     30,000     *
Daniel E. Wieneke(6).....................................      1,125     *
Dann V. Angeloff(8)......................................     35,000     *
Alfred E. Osborne, Jr.(8)................................     36,000     *
Robert H. King(6)........................................     11,250     *
All Directors and Executive Officers as a Group (10
 persons)(9).............................................  1,826,258     34.7
Fidelity Capital Appreciation Fund(10)...................    327,000      6.2
 82 Devonshire Street
 Boston, MA 02109
Verissimo Research and Management, Inc.(10)..............    282,700      5.4
 775 Baywood Drive
 Petaluma, CA 94954

--------
*Less than one percent.

 (1) Each of such persons may be reached through the Company at 2501 West Rosecrans Boulevard, Los Angeles, California 90059-3510 unless otherwise stated.

 (2) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such person, subject to applicable community property laws.

 (3) Includes 500,000 shares beneficially owned by the Sedaghat Charitable Remainder Unitrust for which Shapour and Pamela serve as co-trustees.

 (4) Includes 545,000 shares issuable pursuant to stock options exercisable within 60 days of the Record Date Excludes 10,800 shares beneficially owned by Shawn Sedaghat's wife, which Mr. Sedaghat disclaims.

 (5) Includes 27,750 shares issuable pursuant to stock options exercisable within 60 days of the Record Date.

 (6) Represents shares issuable pursuant to stock options exercisable within 60 days of the Record Date.

 (7) Includes 21,750 shares issuable pursuant to stock options issuable within 60 days of Record Date.

 (8) Includes 30,000 shares issuable pursuant to stock options exercisable within 60 days of the Record Date.

 (9) Includes 734,375 shares issuable pursuant to stock options exercisable within 60 days of the Record Date.

(10) Based on publicly available information.

             CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS

  Pacific Atlantic Brokerage, Inc. ("Pacific Atlantic"), a corporation majority owned by Shawn Sedaghat, provides freight forwarding services to the Company. The cost of the services provided by Pacific Atlantic to the Company in 1996, and charged to operations was $1,243,000. The Company's Audit Committee periodically reviews the freight forwarding services and terms under which those services are provided to the Company by Pacific Atlantic. To the extent that such freight forwarding services are not competitive in terms of price and otherwise with those that could be obtained from independent sources, the Committee would consider modifying the relationship accordingly or associating with another freight forwarding company. As of December 31, 1996, in the aggregate, the Company owed $90,000 to Pacific Atlantic. The Company believes that the terms of the transactions referenced in this section were on terms as favorable to the Company as would have been received in transactions negotiated at arms-length.

                        EXECUTIVE OFFICER COMPENSATION

  The following table sets forth certain summary information regarding compensation paid by the Company for services rendered during the fiscal years ended December 31, 1996, 1995 and 1994 to the Company's Chief Executive Officer and its most highly paid executive officers other than the Chief Executive Officer whose compensation exceeded $100,000 (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                         LONG-TERM
                           ANNUAL COMPENSATION                      COMPENSATION AWARDS
                         -------------------------                 ---------------------
                                                                   RESTRICTED SECURITIES
NAME AND PRINCIPAL                                  OTHER ANNUAL     STOCK    UNDERLYING
POSITION                 YEAR SALARY($)   BONUS($) COMPENSATION($)   AWARDS   OPTION($)
------------------       ---- ---------   -------- --------------- ---------- ----------
Shawn Sedaghat.......... 1996  345,427    345,000      15,336(1)      --           --
 Chairman, President and 1995  300,150(2) 125,000      17,796(1)      --       250,000
 Chief Executive Officer 1994  193,167     60,000      11,550(1)      --        60,000

Edward F. Csaszar....... 1996  207,150        --       10,275(1)      --           --
 Vice President of Sales 1995  174,821        --       10,256(1)      --        15,000
  and Marketing          1994  150,123      5,000       9,600(1)      --         2,000

Edward S. Dombroski..... 1996  100,200     25,000       5,153(1)      --           --
 Vice President and      1995   98,153     25,000       6,155(1)      --        15,000
 General Manager         1994   86,634      5,000       5,152(1)      --         5,000

Andreas Iseli........... 1996  142,300        --        7,338(1)      --           --
 Vice President          1995   92,049        --        7,509(1)      --        15,000
  Operations,            1994   68,769        --        6,534(1)      --         4,000
 Tube Division

Ronald W. Johnson....... 1996  105,200     50,000       8,319(1)      --           --
 Vice President of       1995  100,259     40,000       7,093(1)      --        15,000
  Finance, Chief         1994  100,415     30,000       1,200(1)      --         5,000
  Financial Officer and
  Secretary

Daniel E. Wieneke....... 1996  227,019     10,000      10,800(1)      --           500
 President of American   1995   71,388(3)     --        4,000(1)      --         2,000
 Safety Closure Corp.    1994      --         --          --          --           --

--------
(1) Primarily represents automobile expenses or allowances paid by the Company.
(2) Shawn Sedaghat was elected Chairman of the Board and Chief Executive Officer effective February 28, 1995.
(3) Mr. Wieneke joined the Company in August 1995.

STOCK OPTION PLAN

  A total of 1,000,000 shares of the Company's Common Stock have been reserved for issuance under the Company's 1993 Incentive Stock Option Plan and Nonstatutory Stock Option Plan, as amended (the "Option Plan"), which expires by its own terms in 2003. A total of 807,000 options were outstanding at December 31, 1996, 775,000 of which had been granted to executive officers and directors of the Company. The total options outstanding at December 31, 1996 are exercisable at the following prices:

              PRICE   SHARES  PRICE  SHARES
            --------  ------- ------ -------
            $10.00    237,000 $12.31 180,000
             11.1875  125,000  12.50  36,000
             11.96     70,000  13.75  60,000
             12.00     83,500  14.00  15,000
                               19.50     500

  The Option Plan provides for the grant of "incentive stock options" within the meaning of Section 442 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options to employees, officers, directors and consultants of the Company. Incentive stock options may be granted only to employees. The Option Plan is administered by a committee appointed by the Board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option, and the option's exercisability.

  The exercise price of all options granted under the Option Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the Option Plan is ten years. With respect to any participant who owns stock representing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any option must be at least equal to 110% of the fair market value on the date of grant.

EMPLOYMENT AGREEMENTS

  None of the Named Executive Officers has an employment contract except for Mr. Wieneke. Effective August 1995, Mr. Wieneke entered into a two year employment contract. Under his contract, he receives a salary of $225,000 per year subject to cost of living increases and bonuses of 5% of the net income of American Safety Closure Corp.

  The following stock options were granted by the Company to the Named Executive Officers during the fiscal year ended December 31, 1996:

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1996
                               INDIVIDUAL GRANTS

                            NUMBER OF    PERCENT OF                                 POTENTIAL REALIZABLE
                            SECURITIES TOTAL OPTIONS    EXERCISE                      VALUE AT ASSUMED
                            UNDERLYING   GRANTED TO        OR                      ANNUAL RATES OF STOCK
                             OPTIONS     EMPLOYEES        BASE       EXPIRATION    PRICE APPRECIATION FOR
   NAME                      GRANTED   IN FISCAL YEAR PRICE ($/SH)      DATE           OPTION TERM(1)
   ----                     ---------- -------------- ------------ --------------- -----------------------
                                                                                     5% ($)      10% ($)
                                                                                   ----------- -----------
   Shawn Sedaghat..........    --            --             --           --                --          --
   Edward F. Csaszar.......    --            --             --           --                --          --
   Edward S. Dombroski.....    --            --             --           --                --          --
   Andreas Iseli...........    --            --             --           --                --          --
   Ronald W. Johnson.......    --            --             --           --                --          --
   Daniel E. Wieneke.......    500          100%         $19.50    October 2, 2001      $2,695 $     5,950

--------
(1) The dollar amounts under these columns are the result of calculations at the 5% and 10% annual rates of stock appreciation prescribed by the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any, of the Company's stock price. No gain to the optionees is possible without an increase in the price of the Company's stock, which will benefit all stockholders commensurately.

                AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                           VALUE OF
                                                     NUMBER OF SECURITIES                 UNEXERCISED
                                                    UNDERLYING UNEXERCISED               IN-THE-MONEY
                             SHARES                       OPTIONS AT                      OPTIONS AT
                            ACQUIRED                   DECEMBER 31, 1996               DECEMBER 31, 1996
                               ON       VALUE    ----------------------------- -----------------------------
   NAME                     EXERCISE REALIZED($) EXERCISABLE/ UNEXERCISABLE(1) EXERCISABLE/ UNEXERCISABLE(2)
   ----                     -------- ----------- ----------------------------- -----------------------------
   Shawn Sedaghat..........   -0-        --                 545,000/0                $   2,764,500/$0
   Edward F. Csaszar.......   -0-        --              24,000/8,000                $113,344/$41,844
   Edward S. Dombroski.....   -0-        --              17,250/8,750                $ 81,844/$44,844
   Andreas Iseli...........   -0-        --              18,000/8,500                $ 85,594/$43,844
   Ronald W. Johnson.......   -0-        --              26,250/8,750                $122,344/$44,844
   Daniel E. Wieneke.......   -0-        --               1,125/1,375                $   6,500/$6,500

--------
(1) For a description of the terms of such options, see "Option Plan."

(2) Based on a price per share of $16.50, which was the price of a share of Common Stock as quoted on the Nasdaq National Market at the close of business on December 31, 1996.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

  The Compensation Committee (the "Committee") was formed by the Board of Directors in 1993 to set and administer the policies governing the Company's compensation programs, including stock option plans. The Committee receives and evaluates information regarding compensation practices for comparable business in similar industries, and considers this information in determining base salaries, bonuses and stock-based compensation. The Committee is authorized to engage or employ such outside professional consultants or other services as in its discretion may be required to fulfill its responsibilities. The Committee also discusses and considers executive compensation matters and makes decisions thereon.

  The Company's compensation policies are structured to link the compensation to the Chief Executive Officer, the Named Executive Officers and other executives of the Company with corporate performance. Through the establishment of compensation programs, the Company has attempted to align the financial interests of its executives with the results of the Company's performance, which is designed to put the Company in a competitive position regarding executive compensation and to ensure corporate performance, which will then enhance stockholder value.

  The Company's executive compensation philosophy is to set base salaries in accordance with those of comparable business, and then to provide performance-based variable compensation, such as bonuses, as determined by the Compensation Committee according to factors such as the Company's earnings as well as value received by stockholders. This philosophy allows total compensation to fluctuate from year to year. As a result, the Named Executive Officers' actual compensation levels in any particular year may be above or below those of the Company's competitors, depending upon the evaluation of the compensation factors described above by the Compensation Committee.

COMPENSATION COMMITTEE REPORT

  For fiscal 1996 the base salary amounts and bonuses for the Named Executive Officers was determined by conducting an informal survey of salaries and bonuses of comparable companies, taking into account performance of the other companies as compared to the Company and the individual accomplishments of the Named Executive Officers and their role in achieving the financial results attained by the Company for the year.

  To the extent readily determinable and as one of the factors in its consideration of compensation matters, the Committee considers the anticipated tax treatment to the Company and to the executives of various compensation. Some types of compensation and their deductibility depend upon the timing of an executive's vesting or exercise of previously granted rights. Further interpretations of and changes in the tax laws also affect the deductibility of compensation. To the extent reasonably practicable and to the extent it is within the Committee's control, the Committee intends to limit executive compensation in ordinary circumstances to that deductible under Section 162(m) of the Internal Revenue Code of 1986, as amended. In doing so, the Committee may utilize alternatives (such as deferring compensation) for qualifying executive compensation for deductibility and may rely on grandfathering provisions with respect to existing contractual commitments.

  The Committee believes that its overall executive compensation program has been successful in providing competitive compensation appropriate to attract and retain highly qualified executives and also to encourage increased performance from the executive group which should create added stockholder value.

                                          COMPENSATION COMMITTEE

                                          Dann V. Angeloff--Chairman
                                          Alfred E. Osborne, Jr.

                  STOCKHOLDER RETURN PERFORMANCE PRESENTATION
                         TOTAL RETURN TO STOCKHOLDERS
                             REINVESTED DIVIDENDS


               COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
              AMONG SEDA SPECIALTY, S&P 500 INDEX AND PEER GROUP

                        PERFORMANCE GRAPH APPEARS HERE

Measurement Period           SEDA           S&P
(Fiscal Year Covered)        SPECIALTY      500 INDEX    PEER GROUP
---------------------        ----------     ---------    ----------
Measurement Pt-  10/26/93    $100           $100         $100
FYE   12/93                  $152           $101         $ 99
FYE   12/94                  $ 84           $119         $102
FYE   12/95                  $ 88           $127         $141
FYE   12/96                  $188           $123         $173

  Set forth above is a performance graph comparing the cumulative total stockholder returns on the Company's Common Stock, the S&P 500 Stock Index and an index average of the Company's peer group, composed of comparable publicly traded companies in the plastics packaging business, as selected by the Company. Such peer group includes: Aptargroup, Inc., Kerr Group, Inc., Liqui-Box Corp., Sealright Co., Inc., Sun Coast Industries, Inc. and Tuscarora, Inc. The performance graph covers the period commencing October 26, 1993 (the effective date of the Company's initial public offering) and ended December 31, 1996, and assumes $100 invested on October 26, 1993 in the Company's Common Stock, S&P 500 Stock Index and the stock index of the peer group.

                                                                     SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             PARENT AND PURCHASER

  As of the date of this Information Statement, Parent has not determined who will be Designees. However, such Designees will be selected from the following list of directors and executive officers of Parent and Purchaser upon the purchase by Purchaser pursuant to the Offer of such number of shares that satisfies the Minimum Condition. The information contained herein concerning Parent and Purchaser and their respective directors and executive officers has been furnished by Parent and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

  1. Parent. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Parent and certain other information is set forth below. Unless otherwise indicated below, the address of each director and executive officer is 105 Gordon Baker Road, Willowdale, Ontario, Canada, M2H 3P8. Unless otherwise indicated, each occupation set forth opposite such director's or executive officer's name refers to employment with Parent. Except as noted, none of the persons listed below owns any Shares or has engaged in any transactions with respect to Shares during the past 60 days. During the last five years, neither Parent nor any director or executive officer of Parent indicated has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Unless otherwise indicated, all directors and executive officers listed below are citizens of Canada.

       NAME (AGE)                          EMPLOYMENT HISTORY
       ----------                          ------------------
 Gordon S. Lang(72)      Chairman of the Board of Parent. Director since April
                         30, 1957. Also Member of Executive Committee, Human
                         Resources Committee and Nominating and Governance
                         Committee.
 Wayne M.E. McLeod(57)   President and Chief Executive Officer of Parent since
                         1990. Director since May 26, 1982. Also Chairman of
                         Executive Committee.
                         Senior Vice President, Corporate Development of Parent
 Larry A. Eddy(54)       since March 1, 1988.
 Meldon H. Snider(56)    Senior Vice President, Finance and Administration of
                         Parent since February 1983.
 Janis M. Wade(46)       Senior Vice President, Human Resources and Corporate
                         Communications of Parent since December 1995;
                         previously Vice President, Human Resources of Parent
                         for more than 5 years.
 Robert C. Broad(63)     Vice President of Parent since 1989; President of CCL
                         Label, a division of Parent, since January 1994;
                         previously Vice President, Investor Relations of
                         Parent.
 Christopher Denney(52)  Vice President of Parent and President of Kolmar
                         Laboratories, a division of Parent, since August 1994;
                         President of Kolmar Laboratories from January to
                         August 1994; Chief Executive of CCL Custom
                         Manufacturing United Kingdom, a division of Parent, to
                         December 1993; previously Operations Director of CCL
                         Custom Manufacturing United Kingdom until December
                         1992.
 L. George Inman(42)     Vice President of Parent and Senior Vice President,
                         Finance and Administration of CCL Custom
                         Manufacturing, a division of Parent, since December
                         1992; previously Vice President of Parent and Vice
                         President, Finance and Administration, CCL Consumer
                         Products Group of Parent.
 Steven W. Lancaster(48) Vice President and Treasurer of Parent since 1991.

       NAME (AGE)                          EMPLOYMENT HISTORY
       ----------                          ------------------
 Donald G. Lang(42)     Vice President of Parent and President, CCL Custom
                        Manufacturing, a division of Parent since January 1993;
                        previously President, Aerosol Division, CCL Custom
                        Manufacturing, a division of Parent.
 Stuart W. Lang(46)     President of CCL Label Canada, a division of Parent
                        since October 1991. Director of Parent since May 23,
                        1991. Also Chairman of Nominating and Governance
                        Committee.
 Mary T. Roy(40)        Vice President, Environmental and Regulatory Services
                        of Parent since January 1995; previously Director of
                        Environmental and Regulatory Services of Parent.
 Ronald N. Terin(49)    Vice President of Parent and Vice President, Finance of
                        CCL Label since November 1995; previously Vice
                        President & Corporate Controller of Parent and Vice
                        President, Finance of CCL Label since June 1994;
                        previously Vice President & Corporate Controller of
                        Parent.
 Rami E. Younes(46)     Vice President of Parent and President and Chief
                        Executive Officer of CCL Container Manufacturing, a
                        division of Parent, since November 1993; previously
                        President and Chief Executive Officer, CCL Container
                        Manufacturing division.
                        Assistant Secretary and General Counsel of Parent since
 Bohdan I. Sirota(46)   May 1990.
 Dermot G. Coughlan(61) Chairman and Chief Executive Officer of Derlan
                        Industries Limited (North American industrial
                        corporation serving aerospace and industrial technology
                        markets) since 1984. Director of Parent since May 23,
                        1991. Also Chairman of Human Resources Committee.
 Arnold Englander(59)   Partner, Lang Michener (Barristers & Solicitors) since
                        1974. Director of Parent since April 22, 1978. Also
                        Member of Audit Committee. The address of Mr. Englander
                        is Lang Michener, BCE Place, Suite 2500, 181 Bay
                        Street, Toronto, Ontario, Canada M5J 2T7.
 Albert Gnat, Q.C.(58)  Partner, Lang Michener (Barristers & Solicitors) since
                        1974. Director of Parent since March 14, 1973, and
                        Secretary. Also Member of Executive Committee. The
                        address of Mr. Gnat is Lang Michener, BCE Place, Suite
                        2500, 181 Bay Street, Toronto, Ontario, Canada M5J 2T7.
 Jon K. Grant(62)       Chairman of Canada Lands Company Limited (Crown
                        corporation administering sale of federal lands).
                        Director of Parent since December 8, 1994. Prior to
                        that, Chairman of the Quaker Oats Company of Canada
                        Limited, July 1993 to June 30, 1994. Prior to that,
                        Chairman and Chief Executive Officer of the Quaker Oats
                        Company of Canada Limited. Also Chairman of the
                        Environment and Health & Safety Committee and Member of
                        Nominating and Governance Committee.
 Edward G. Johnston(69) Corporate Director since July, 1993. Director of Parent and Vice Chairman since March 21, 1972. Also Member of
                        Nominating and Governance Committee, Human Resources
                        Committee and Environment and Health & Safety
                        Committee.
 David R. Pepall(73)    Corporate Director since 1986; President of PPG Canada
                        Inc. from 1980 to 1986, at which time he retired.
                        Director of Parent since February 27, 1980. Also Member
                        of Audit Committee and Human Resources Committee.
 Lawrence G. Tapp(59)   Dean of the Richard Ivey School of Business, University
                        of Western Ontario since July 1995. Executive in
                        Residence, Faculty of Management, University of Toronto
                        since 1992. Director of Parent since December 8, 1994.
                        Also Chairman of the Audit Committee and Member of
                        Human Resources Committee. Mr. Tapp owns 1,000 Shares
                        that were purchased more than 60 days prior to the
                        execution of the Merger Agreement.

  2. Purchaser. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Purchaser and certain other information is set forth below. Unless otherwise indicated below, the address of each director and executive officer is 105 Gordon Baker Road, Willowdale, Ontario, Canada, M2H 3P8. Unless otherwise indicated, each occupation set forth opposite such director's or executive officer's name refers to employment with Purchaser. None of the persons listed below owns any Shares or has engaged in any transactions with respect to Shares during the past 60 days. During the last five years, neither Purchaser nor any director or executive officer of Purchaser indicated has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Unless otherwise indicated, all directors and executive officers listed below are citizens of Canada.

     NAME AND TITLE                       EMPLOYMENT HISTORY
     --------------                       ------------------
 Wayne M.E. McLeod      See part (1) above.
 Director and President
 Larry A. Eddy          See part (1) above.
 Vice President
 Meldon H. Snider       See part (1) above.
 Vice President
 Steven W. Lancaster    See part (1) above.
 Treasurer
 Geofrey Myers(46)      Partner, Lang Michener (Barristers and Solicitors)
 Secretary              since 1984. The address of Mr. Myers is Lang Michener,
                        BCE Place, Suite 2500, 181 Bay Street, Toronto,
                        Ontario, Canada M5J 2T7.

EXHIBIT
  NO.                            EXHIBIT INDEX
-------                          -------------

 Exhibit  1.  Agreement and Plan of Merger and Reorganization, dated June 16,
              1997, by and among Seawolf Acquisition Corporation, CCL Industries
              Inc. and SEDA Specialty Packaging Corp.

 Exhibit  2.  Press Release issued by the Company and Parent on June 17, 1997.

 Exhibit  3.  Letter Agreement, dated June 16, 1997, by and among CCL Industries
              Inc., Seawolf Acquisition Corporation and the persons listed on Schedule A thereto.

 Exhibit  4.  Memorandum of Agreement, dated June 16, 1997, by and among
              Shahrokh Sedaghat, CCL Industries Inc. and SEDA Specialty
              Packaging Corp.

 Exhibit  5.  Option Agreement, dated as of June 16, 1997, by and between
              Shahrokh Sedaghat and CCL Industries Inc.

 Exhibit 6. Incentive Option Agreement, dated as of June 16, 1997, by and between Shahrokh Sedaghat and CCL Industries Inc.

 Exhibit  7.  Non-Competition Agreement, dated June 16, 1997, by and between
              Shapour Sedaghat and SEDA Specialty Packaging Corp.

 Exhibit  8.  Qualification and Listing of Shares Agreement, dated June 16,
              1997, between CCL Industries Inc. and Shahrokh Sedaghat.

 Exhibit  9.  Copy of Letter to Stockholders, dated June 23, 1997.*

 Exhibit 10.  Opinion of Crowell, Weedon & Co. dated June 16, 1997.*

------------
 * Included in materials being distributed to stockholders of the Company.